State Street Navigator Securities Lending Trust
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Via EDGAR Correspondence

July 1, 2011

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Post-Effective Amendment Number 22 on Form N-1A (the “PEA Filing”)

Dear Mr. DiStefano:

We are writing in response to comments you provided telephonically to Brian Poole on Monday, June 20, 2011 with respect to the PEA Filing of the Trust.  The PEA Filing was filed with the Securities and Exchange Commission (“SEC”) on April 29, 2011, on behalf of the Trust and its series (the “Funds”) to update standard information in the Funds’ registration statement.  On behalf of the Trust, we have set out below the SEC staff’s comments on the PEA Filing, along with the Trust’s responses.

1.            Comment:  Part A: Item 7: Tax Disclosure: Please conform the disclosure to the requirements of Form N-1A.

Response:  We will replace the disclosure with the following: “Each Portfolio intends to make distributions that may be taxed as ordinary income or capital gains.”

2.            Comment: Part A: Item 9: Investment Objectives, Principal Investment Strategies, and Related Risks: Short-Term Bond Portfolio: The Staff believes that the disclosure does not address how the Portfolio makes buying and selling decisions.  Please clarify the disclosure.

Response: The following disclosure is already included in the Part A that describes criteria the Portfolio would use in making buying and selling decisions (please note: the Portfolio has not yet commenced operations):

“At the time of purchase, the maximum duration of any security will not exceed five years.  The weighted average duration of the Short-Term Bond Portfolio, after giving effect to all duration shortening positions, will be managed to be between one and 120 days.  Duration is a measure of the sensitivity of the price of a particular bond to changes in interest rates.  Generally, the greater the duration of a bond, the more volatile its price will be in response to shifts in interest rates.

At the time of acquisition of a security by the Portfolio, (i) the security, if it has a remaining maturity of 397 days or less, will qualify as a “First Tier Security” within the meaning of Rule 2a-7; and (ii) all securities with remaining maturities in excess of 397 days will (a) be rated “A” or better by at least two nationally recognized statistical rating organizations (each, an “NRSRO”), or (b) if rated by only one NRSRO, be rated “A” or better by such NRSRO, or (c) if unrated, be determined by the Adviser to be of comparable quality.  The Portfolio will not acquire any security (other than a U.S. Government Security) if, at the time of acquisition, such security would represent more than 5% of the Portfolio’s assets.

The Short-Term Bond Portfolio will not seek to maintain a stable NAV per share.  By managing the average duration, however, the Adviser will seek to minimize fluctuations in the value of the Portfolio’s share price.  Securities with remaining maturities of 60 days or less will be valued using its amortized cost.  The value of all other securities will be determined based upon market value or, in the absence of market value, at fair value as determined by the Board of Trustees of the Trust.”

To clarify the disclosure, the following sentence will be added to the beginning of the first paragraph: “The Adviser considers various factors in making purchase and sale decisions on behalf of the Short-Term Bond Portfolio.”

3.            Comment:  Part A: Item 9: Investment Objectives, Principal Investment Strategies, and Related Risks: Short-Term Bond Portfolio: Under the section titled “Description of Principal Security Types,” disclosure is included for “Eligible Derivative Instruments” for the Short-Term Bond Portfolio.  If this is intended to be a principal strategy of the Portfolio, please add corresponding principal risk disclosure.

Response:  As of the date of this response, the Short-Term Bond Portfolio has not yet commenced operations and while the purchase of Eligible Derivative Instruments might be a principal investment strategy for the Portfolio, the Portfolio is not currently in a position to state definitively that the purchase of Eligible Derivative Instruments would be a principal investment strategy.  Consequently, we will delete the disclosure, but upon commencement of operations, should the Portfolio determine that purchase of Eligible Derivative Instruments might be a principal investment strategy, we will restore the disclosure and add appropriate corresponding risk disclosure.

4.            Comment:  Part B: Item 16: Description of the Trust and its Investments and Risks: The following disclosure is included in the section titled “Investment Restrictions” (emphasis added): “Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities); provided, however, that concentration may occur as a result of changes in the market value of portfolio securities and from investments in bankers’ acceptances, certificates of deposit, time deposits and other similar instruments issued by foreign and domestic branches of U.S. and foreign banks.” Please explain how this qualifying language is permissible for this restriction.

Response:  The qualification was adopted by the Portfolios consistent with the SEC Staff’s former Guide to Form N-1A, which permitted money market funds to exclude certain bank instruments for purposes of computing percentage limitations for their concentration policies.  The Trust adopted this qualification for the money market Portfolios and also for the Short-Term Bond Portfolio, since the qualification was consistent with the Short-Term Bond Portfolio’s intended purpose.  Like the money market Portfolios, the Short-Term Bond Portfolio, when it commences operations, would primarily be used as a collateral vehicle for the securities lending activity of certain clients in the State Street Bank and Trust Company securities lending program.  Because of this specific focus, the Short-Term Bond Portfolio would invest in instruments of similar quality to those held by a money market fund, but with a slightly longer duration.  Thus, the adoption of the qualification from the Form N-1A Guide for the Short-Term Bond Portfolio would be consistent with the adoption of the qualification for the money market Portfolios.

5.            Comment:  Part B: Item 17: Management of the Trust: In the Trustee & Officer table, please amend the column heading that reads “Other Directorships Held by Trustee” to add “for the Past Five Years.”

Response:  We will revise the column heading as requested.

You requested that the Trust make certain representations concerning the Filings and this response.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary

EXHIBIT

July 1, 2011

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Post-Effective Amendment Number 22 on Form N-1A (the “PEA Filing”)

Dear Mr. DiStefano:

In connection with a response being made by letter of even date herewith on behalf of the Trust to comments you provided with respect to the PEA Filing, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on June 20, 2011.  Please do not hesitate to contact the Trust at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary